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SEC FILE NUMBER 0-21213
CUSIP NUMBER 501810105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	June 30 , 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LCC International, Inc.

Full Name of Registrant

______________________

Former Name if Applicable

7900 West Park Drive, Suite A-315

Address of Principal Executive Office (Street and Number)

McLean, VA 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its Form 10-Q for the quarter ended June 30, 2007 by the prescribed date because (1) the resources of the Registrant have been devoted to preparing its delayed Annual Report on Form 10-K for the year ended December 31, 2006 and its delayed Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which have not yet been filed; and (2), as previously disclosed on the Registrant's Current Report on Form 8-K dated May 8, 2007, KPMG LLP will no longer be serving as the Registrant's independent auditor following completion of its audit with respect to the Form 10-K. Consequently, the Registrant must have a new auditor in place before the tasks necessary to file its Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007 can be finished. Although the Registrant is moving forward with its search for a new auditor, that process has not yet been completed.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Louis Salamone, Jr.	703	873-2000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [	]	No [ X ]
As noted, the Registrant has not filed its Form 10-K for the fiscal year ended December 31, 2006 and has not filed its Form 10-Q for the fiscal quarter ended March 31, 2007.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ X ]	No [	]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in its results of operations from the corresponding period for the last fiscal year will be reflected in the earning statements to be included in its Form 10-Q for the period ending June 30, 2007 as a result of the following previously disclosed transactions: (i) the sale of the Registrant's U.S. network deployment business, (ii) the pending closing of the sale of the Registrant's Brazilian subsidiary, (iii) the acquisition by the Registrant of the Europe, Middle East and Africa ("EMEA") business of Wireless Facilities, Inc. ("WFI") in March 2007 and (iv) the acquisition by the Registrant of the the U.S. wireless engineering services business of WFI in June 2007. Both the US network deployment business and the Brazilian subsidiary (the "Discontinued Businesses") were reported in continuing operations in the 10Q for the period ended March 31, 2006. In the comparable 2007 quarters each of these will be reported in discontinued operations. Additionally, the quarterly amounts for Q1 2006 that will appear in the Registrant's Form 10K for the year ended December 31, 2006, when filed, will be restated to report the Discontinued Businesses as discontinued operations. The results of operations and balance sheet information relating to the acquired EMEA business of WFI and the acquired U.S. wireless engineering services business of WFI will be reported in the quarterly reports for Q1 2007 (the acquired EMEA business only) and Q2 (both acquired businesses).

LCC International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9 , 2007	By	/s/ LOUIS SALAMONE, JR.

Louis Salamone, Jr. Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).